January 6, 2000



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:  Amended Schedule 13G
     Coherent, Incorporated
     As of December 31, 1999

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, enclosed please find an amended
Schedule 13G for the above named company showing beneficial ownership of 5% or more as of December 31, 1999 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Kenneth K. Koster
Senior Vice President, Administration
Chief Compliance Officer

KKK:jmw
Enclosures

cc:  Office of the Corporate Secretary
     Coherent, Incorporated
     5100 Patrick Henry Drive
     Santa Clara, CA  95054

     Securities Division
     NASD Financial Center
     33 Whitehall Street
     New York, NY  10004



               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          Schedule 13G

           Under the Securities Exchange Act of 1934
                    (Amendment No. 3 )*


               Coherent, Incorporated
                     (Name of Issuer)


            Common Stock par value $.01 per share
                 (Title of Class of Securities)


                           192479103
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                        Page 1 of 5 Pages


CUSIP NO.  192479103                                13G
------------------------------------------------------------------------

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.  59-2385219

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) ______
                                                        (B) ______

 3  SEC USE ONLY


 4  CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Florida

     NUMBER OF             5    SOLE VOTING POWER
       SHARES                       1,302,482
    BENEFICIALLY           6    SHARED VOTING POWER
        OWNED                       - - -
        AS OF              7    SOLE DISPOSITIVE POWER
  DECEMBER 31, 1999                 1,302,482
       BY EACH
      REPORTING            8    SHARED DISPOSITIVE POWER
    PERSON WITH                      - - -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,302,482

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                            (    )
                                            ------

11   PERCENT REPRESENTED BY AMOUNT IN ROW 9

           5.29%

12  TYPE OF REPORTING PERSON*

            IA

    *SEE INSTRUCTION BEFORE FILLING OUT!



                          Page 2 of 5 Pages

Item 1(a) Name of Issuer:

          Coherent, Incorporated


Item 1(b) Address of Issuer's Principal Executing Offices:

          5100 Patrick Henry Drive
          Santa Clara, CA  95054

Item 2(a) Name of Person Filing:

          Eagle Asset Management, Inc.


Item 2(b) Address of Principal Business Office:

          880 Carillon Parkway
          St. Petersburg, Florida  33716


Item 2(c) Citizenship:

          Florida


Item 2(d) Title of Class of Securities:

          Common Stock par value $.01 per share


Item 2(e) CUSIP Number:

          192479103


Item 3    Type of Reporting Person:

          (e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940



                       Page 3 of 5 Pages

Item 4     Ownership as of December 31, 1999:

           (a)  Amount Beneficially Owned:

                1,302,482 shares of common stock beneficially owned including:

                                                  No. of Shares
           Eagle Asset Management, Inc.              1,302,482


           (b)   Percent of Class:                      5.29%

           (c)   Deemed Voting Power and Disposition Power:

                 (i)          (ii)           (iii)         (iv)
                                             Deemed        Deemed
                 Deemed       Deemed         to have       to have
                 to have      to have        Sole Power    Shared Power
                 Sole Power   Shared Power   to Dispose    to Dispose
                 to Vote or   to Vote or     or to         or to
                 to Direct    to  Direct     Direct the    Direct the
                 to Vote      to Vote        Disposition   Disposition
                 ----------   ------------   -----------   ------------
Eagle Asset      1,302,482    ----           1,302,482     ----
Management, Inc.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                           (    )

Item 6     Ownership of More than Five Percent on Behalf  of Another Person:

           N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           N/A

                       Page 4 of 5 Pages


Item 8     Identification and Classification of Members of the Group:   N/A

Item 9     Notice of Dissolution of Group:   N/A

Item 10    Certification:

           By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2000         EAGLE ASSET MANAGEMENT, INC.


                              ___________________________________
                              Kenneth K. Koster
                              Senior Vice President, Administration
                              Chief Compliance Officer

















                       Page 5 of 5 Pages